Deutsche Bank

Deutsche Bank's strategic evolution to 2025

#PositiveImpact

Christian Sewing
Chief Executive Officer

10 March 2022

Differentiated strategy to deliver sustainable growth



Corporate Bank
Investment Bank
Private Bank
Asset Management

- Strong and resilient foundation across four leading **client-centric** business divisions
- **Positioned to grow** on the back of robust balance sheet and key themes of the coming decade
- Continued **efficiency and self-funding** of investments
- Clear path to drive **shareholder value creation**

Driving solutions for our clients and value creation for shareholders

Franchise growth

Strong market position and momentum enabling revenue growth to **~€ 30bn**[1]

Operating leverage

Cost discipline and self-funded investments reducing CIR to **<62.5%**[1]

Capital accretion

Increased profitability driving significant tangible equity generation

Capital deployment

Reinvestment into business and **~€ 8bn** shareholder distribution[2]

>10%
RoTE
2025

Note: Throughout this presentation totals may not sum due to rounding differences and percentages may not precisely reflect the absolute figures
(1) Targeted by 2025
(2) Anticipated cumulative payout in respect of FY 2021-2025 (i.e. including distributions in respect of 2025, payable in 2026) subject to meeting strategic targets and German corporate law requirements, AGM authorization and regulatory approvals

Building on our heritage

Your Global Hausbank

Deep understanding of client needs

Global network combined with local expertise

Comprehensive and sophisticated product suite

Long-term oriented partner through every cycle

Digital channels and personal advice

Agile organization anticipating future client needs

The preferred "first call" partner for your financial needs

Prudent risk management and strong balance sheet

Anchored in one of the strongest economies globally

Growing and stable market

Strongest economy in Europe

Exports as % of GDP in 2021[1]


28
47
OECD average
Germany

Low debt levels

Government debt as % of GDP in 2021[2]


139
73
G7 average
Germany

Highly competitive corporate sector

R&D expenditure as % of GDP in 2020[3]


2.3
3.1
EU average
Germany

Unique Global Hausbank positioning


CB

Serving the global needs of export-oriented corporates


IB

Intermediating financing, investments and risk management for corporates and institutions


PB

Leading advisory and investment proposition


AM

Global view of investment opportunities

(1) Source: OECD
(2) Source: IMF
(3) Source: eurostat

Key themes of this decade playing to our strengths



Macro shifts
Sustainability
Technology
Corporate Bank
Investment Bank
Private Bank
Asset Management

We help our clients navigate a volatile world

Macro shifts

Geopolitics and trade	Monetary policy and inflation	Demographic change

Client needs	Our offering		Our actions to drive growth
Risk Management	CB IB PB AM	〉 Advice across global network with local strength and depth 〉 FX, Credit, Rates hedging	Further deploy risk management expertise to clients
			Continue to strengthen advisory propositions across businesses
Financing	CB IB PB	〉 Strong partner through the cycle 〉 Trade and supply chain financing	Expand lending and financing capacity
Investments	IB PB AM	〉 Inflation-beating returns 〉 Alternative asset classes 〉 Private pension provision	Invest in global network, particularly in APAC

Accelerating our clients' sustainability transition

Sustain-ability

Transition to Net Zero	Europe as sustainability leader	Redistribution of market share

Client needs	Our offering	Our actions to drive growth
Financing	〉 ESG DCM and ECM 〉 Green lending and project finance 〉 FIC Hedging and Emerging Markets	Further invest into data and advisory capabilities
Investments	〉 ESG investment advice and discretionary portfolio management 〉 Active and passive products	Build out transition dialogue and financing capabilities
Dialogue	〉 Global ESG network 〉 ESG advisory 〉 Data, ratings and reporting	Broaden and deepen product suite across divisions

Set to become a significant value driver for the bank

Sustain-ability

ESG volume aspiration (excl. DWS)[(1)] (in € bn)


Increase in ambition
Former ambition
>200
>300
>400
>500
2022
2023
2024
2025

ESG revenue aspiration (excl. DWS)[(2)] (in € bn)


>20% p.a.
0.8
1.1
1.3
1.5
2022
2023
2024
2025

- On track to achieve € 200bn volume target already in 2022 instead of 2023 (following € 46bn by 2020 and € 157bn by 2021)
- Additional volume target of > € 100bn p.a. from 2023
- Modelled revenues of > € 1.5bn by 2025[(2)], with a CAGR of >20%
- Further growth potential linked to transition finance[(3)] and project / infrastructure financing

(1) Cumulative sustainable financing and investing volumes. Defined in Deutsche Bank's Sustainable Finance Framework, which is published on our website
(2) Modelled revenues are based on margin assumptions on product level and are not intended to be seen as officially reported revenues
(3) Sustainable finance ambition not yet accounting for transition finance, as transition finance framework is being developed by year-end 2022

Leveraging technology to create value for our clients

Techno-logy

Changing customer journeys	Data driven economies	Emerging competition

Client needs	Our offering		Our actions to drive growth and efficiency
Digital experience	CB IB PB AM	〉Fully digital access channels 〉Tailored recommendations 〉Fast, secure, seamless	Create data-enabled products and enhance client data analytics
New products	CB IB PB AM	〉Data-driven products and real time solutions 〉Integrated digital processes across client value chains	Build cloud-based solutions and streamline tech architecture
New markets	CB IB PB AM	〉Embedded finance 〉Digital assets and currencies	Further invest in automation of controls
			Leverage partnerships to accelerate innovation

Summary: Strong basis for sustainable growth

Stable and attractive foundation

- Balanced franchise with strong underlying growth and robust balance sheet
- Home market in one of the strongest economies worldwide

Unique positioning driving market share

- One stop shop with global reach and local expertise
- Focused growth initiatives across divisions

Key themes supporting growth

- Partner for clients to manage changes in macro environment, sustainability and tech
- Right offering to accompany clients in times of uncertainty

Consistent and disciplined leadership

- Stable senior management team with strong execution track record
- Common mission of client centricity anchored across leadership team

Set to deliver continued profitable growth

Drive focused revenue **growth**

3.5–4.5%
Revenue CAGR
2021-2025

Deliver **efficiencies** and **self-fund** investments

<62.5%
CIR
2025

Generate **attractive capital return** above cost of capital

>10%
RoTE 2025

Supported by clear management agenda committed to disciplined execution, conduct and controls, and changing how we work

Revenues: Objective to reach ~€ 30bn by 2025

Revenues, in € bn, unless stated otherwise


+3.5-4.5% CAGR[1]
~30
25.4
2021
2025 objective

Positioning as Global Hausbank enables growth on the back of key themes of this decade

Volume growth particularly in low risk, stable businesses	€ 2.0bn - € 2.5bn
Strategic initiatives at low marginal CIR	€ 1.5bn - € 2.0bn
Interest rate tailwinds driving base book growth	~€ 1.5bn

Note: Does not include impacts from other revenues of € (1.0)bn to € (1.5)bn

(1) Group CAGR based on 2021 reported net revenues

Stable cost base supporting higher revenues

Cost/income Ratio


(22.5)pp
85%
<62.5%
2021
2025 target

Significantly enhanced operating leverage driven by revenue growth and continued cost discipline

↓ Absence of transformation-related effects and lower CRU costs	~€ (2.7)bn
↓ Targeted additional operational efficiencies	~€ (2.0)bn
↑ Reinvestment in business growth and buffer to combat inflation	~€ 1.5bn - ~€ 2.0bn

Targeted initiatives to drive operational efficiencies

~€ 2.0bn

Total savings targeted through operational efficiencies p.a. by 2025



Germany optimization



Technology architecture



Front-to-back process re-design



Infrastructure efficiencies

Disciplined resource allocation driving profitability

Strict resource allocation approach

Detailed assessment of strategic and financial attractiveness on business unit level

Resource allocation across capital and investments based on transparent criteria

Shift towards RoTE accretive growth opportunities

Business units not meeting hurdles will be reduced, restructured or exited over time

2021	2022 Target	2025 Target
3.8% RoTE[1]	8% RoTE	>10% RoTE

Selected high RoTE growth opportunities

CB
- Corporate Cash Management
- Trust and Agency Services

IB
- O&A – Mergers & Acquisitions
- FIC – Financing & Risk Solutions

PB
- Affluent, entrepreneur and UHNW advisory business

AM
- Capital light growth across Active, Passive and Alternatives
- Selective M&A and partnerships

(1) Return on average shareholders' equity (RoE) 2021: 3%

Material tangible equity increase envisaged

Average tangible equity, in € bn, unless stated otherwise



8(1)
+
50
~62
2021(3)
2025 objective
3.8% RoTE
>10% RoTE

Increased profitability would lead to significant tangible equity generation

Reinvestment[2] into RoTE accretive businesses

~€ 8bn shareholder distributions targeted[1]

(1) Anticipated cumulative payout in respect of FY 2021-2025 (i.e. including distributions in respect of 2025, payable in 2026) subject to meeting strategic targets and German corporate law requirements, AGM authorization and regulatory approvals
(2) Includes tangible equity deployed to cover business growth and Basel III compliance
(3) Average shareholders' equity with respect to FY 2021: € 56bn

Corporate Bank

Grow with differentiated Global Hausbank client proposition

Strategic and financial objectives 2025

- Be the "first call" for Global MNCs
- Trusted partner for German economy
- Connecting Financial Institutions

6-7% Revenue CAGR[1]	55-60% CIR
2021-2025	2025

DB strengths

- True global partner across 151 countries
- #1 Corporate Bank in Germany[2]
- Leadership in institutional client segment
- DB with long history of innovation DNA

Strategic pillars and initiatives

Growth

- Increase revenues with corporate clients across cash management / payments
- Grow fee based institutional business
- Expand lending and enhance ESG transition offering

Efficiency

- Optimize technology spend through agile delivery
- Decommission legacy infrastructure
- Optimize KYC processes through automation
- Focus on F2B processes & location optimization

(1) Divisional CAGRs based on 2021 revenues excluding specific items
(2) Source: Finance Magazine, Finance Survey, Jul 2021

Investment Bank

Consistent strategy delivery and targeted growth initiatives

Strategic and financial objectives 2025

- Leading Global Investment Bank
- Navigating clients through rapidly evolving global markets

1-2% Revenue CAGR[1]	55-60% CIR
2021-2025	2025

DB strengths

- Joint-#1 EMEA, #2 APAC FIC franchise[2]
- Top 3 ranked global Financing business[2]
- Top 3 EMEA Debt origination[3]
- Unique equity research and sales offering, supported by Advisory capability

Strategic pillars and initiatives

Growth
- Build on strength of global and regional franchises
- Controlled and targeted investment; M&A, Financing, Risk solutions, FIC Flow

Efficiency
- Capital efficiency, mitigating regulatory RWA inflation
- Continued automation and consolidation of technology and processes

(1) Divisional CAGRs based on 2021 revenues excluding specific items
(2) Source: Coalition Greenwich Competitor Analytics, FIC ex. Listed Derivatives & Clearing, 3QYTD 2021, DB rank vs. leading 12 Coalition Index banks revenues in DB's product taxonomy
(3) Source: Dealogic FY 2021

Private Bank

Efficiency in retail, growth in affluent and wealth

Strategic and financial objectives 2025

- Largest European Private Bank[1]
- #1 Mass Retail, Affluent Bank in Germany[2]
- #1 Wealth Manager in Germany[3]

4-5% Revenue CAGR[4]	60-65% CIR
2021-2025	2025

DB strengths[5]

- >20m client relationships allowing for scale effects
- ~€ 550bn of Assets under Management
- Leading advisory and investment proposition
- Comprehensive sustainable finance offering

Strategic pillars and initiatives

Growth
- Transform Retail distribution channels in GER and EU
- Grow digital investment advisory for affluent clients
- Hiring of RMs for UHNW individuals / entrepreneurs
- Accelerate ESG strategy to reach > € 150bn volume

Efficiency
- Finalize IT platform consolidation in Germany
- Streamline and digitize F2B processes
- Normalized regulatory expenses
- Increase savings from infrastructure measures

(1) Refers to Private Banks with a Eurozone home market
(2) Market position in Germany based on the number of clients
(3) Market position in Germany based on Assets under Management
(4) Divisional CAGRs based on 2021 revenues excluding specific items
(5) As of year-end 2021

Asset Management

Continuation of strong trajectory with organic and inorganic growth

Strategic and financial objectives 2025

- Leading European asset manager – global reach
- Building the best foundation for our clients' future

4-5% Revenue CAGR(1)	<60% CIR
2021-2025	2025

DB strengths

- #1 Retail fund manager in Germany(2)
- #2 ESG fund manager in Germany(2)
- Top 3 European ETF provider(3)
- #4 Global ESG ETF manager(4)

Strategic pillars and initiatives

Growth

- Deliver ESG capabilities to clients and embed into corporate DNA
- Foster growth along client-centric barbell strategy(5)
- Acquire complementary strengths, distribution access and geographical footprint

Efficiency

- Create stand-alone and modernized infrastructure
- Identify opportunities from emerging technologies to increase operational efficiency

Note: Rankings based on AuM
(1) Divisional CAGRs based on 2021 revenues excluding specific items
(2) BVI, as of Dec 2021
(3) ETFGI, as of Jan 2022
(4) Broadridge, as of Dec 2021
(5) Focuses on efficient mass market and high margin strategies

Further enhance risk management and controls

Risk framework evolution

- Building on strong risk culture and enriching non-financial risk framework
- Evolution of ESG / climate framework per regulatory and industry practices
- Increasing vigilance over escalating risks (including cyber)

Further front-to-back alignment

- Further shifting to preventative 'at-source' controls
- Heightening front office ownership (including data)
- Leveraging front office platforms to improve controls

Sustained investment

- Investing in core platforms to improve risk measurement and detection
- Increasing use of 'next gen' technologies (e.g. AI / ML)
- Optimizing adoption of new regulations (e.g. FRTB)

Culture and Conduct as an integral part of our strategy to achieve sustainable profitability

Transforming the way we work

Simplified organization	**Agile transformation** and new meeting culture (fewer, smaller, shorter)
	Reinvigorate **target workforce structure** to align roles, seniority and compensation
Leadership and Mindset	Leaders role model **client-centric mindset** across front office and infrastructure
	Alignment of incentives to foster **collaboration and cross-sell**
Talent and growth	**Skills** and **learning** as currency of the future
	Future of work beyond hybrid working arrangements

A truly diverse and client-centric organization offering attractive growth opportunities for employees

Financial targets and capital objectives

Our financial targets to 2025

>10%	3.5-4.5%	<62.5%
Post-tax RoTE in 2025	**Revenue CAGR** 2021-2025	**Cost/income ratio** in 2025

Capital objectives

~13%	**CET1 ratio**
50%	**Total payout ratio** from 2025

Our path from stabilization to industry leadership

Stabilization and transformation
(2019 – today)

- Client centric-setup
- Rightsizing and efficiency

Sustainable growth
(today – 2025)

- Strong competitive positioning
- Profitable growth and earning cost of capital

Industry leadership
(2025+)

- Leading Global Hausbank based in Europe
- Lasting shareholder value with excess returns

Cautionary statements

Non-IFRS Financial Measures

This document contains non-IFRS financial measures. For a reconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation not provided herein, please refer to the Financial Data Supplement which can be downloaded from www.db.com/ir.

Forward-Looking Statements

This document contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our most recent SEC Form 20-F under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.